Exhibit 99.1

1.       Corporate information

Auryn Resources Inc. (the “Company” or “Auryn”) was incorporated on June 9, 2008, under the British Columbia Business Corporations Act.

The Company trades on the Toronto Stock Exchange under the symbol AUG.TO, and effective July 17, 2017 the Company’s common shares commenced trading on the NYSE-American under the symbol AUG. The Company’s principal business activity is the acquisition, exploration and development of resource properties in Canada and Peru.

Effective September 7, 2016, the Company completed the acquisition of all of the issued and outstanding shares of Homestake Resource Corporation (“Homestake”). Homestake owns 100% in the Homestake Ridge Project which covers approximately 7,500 hectares within the Iskut-Stewart-Kitsault belt, in north-western British Columbia (note 5(b)).

The Company through its wholly owned subsidiary North Country Gold Corp.’s (“North Country”), owns the mineral concessions comprising the Committee Bay mineral property and Gibsons MacQuoide mineral claims, both located in Nunavut, Canada (note 5 (a)).

The Company has also secured rights to various mining concessions in southern Peru (note 5(c)).

The head office and principal address of Auryn is located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

2.	Basis of presentation

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2016 except for the following: the Company has adopted the narrow scope amendments to IFRS 12 - Disclosure of Interests in Other Entities, IAS 7 - Statement of Cash Flows and IAS 12 - Income Taxes which are effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company's condensed interim consolidated financial statements.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016.

These condensed interim consolidated financial statements were authorized for issue and approved by the Board of Directors of the Company on August 10, 2017.

(b)	Basis of preparation and consolidation

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for marketable securities that have been measured at fair value. The presentation currency is the Canadian dollar; therefore all amounts are presented in Canadian dollars unless otherwise noted.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the Company’s returns.

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Auryn Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2017 and 2016

2.	Basis of presentation (continued)

(b)	Basis of preparation and consolidation (continued)

Subsidiary	Place of incorporation	Functional Currency	Beneficial Interest
North Country Gold Corp. (“North Country”)	BC, Canada	CAD	100%
Homestake Resource Corporation (“Homestake”)	BC, Canada	CAD	100%
Corisur Peru, S.A.C. (“Corisur”)	Peru	USD	100%
Homestake Royalty Corporation (inactive)	BC, Canada	CAD	100%

All intercompany balances and transactions have been eliminated.

(c)	Critical accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the condensed interim consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates. The Company’s critical accounting judgments and estimates were presented in note 2 of the audited annual consolidated financial statements for the year ended December 31, 2016 and have been consistently applied in the preparation of these condensed interim consolidated financial statements. No new judgements were applied for the periods ended June 30, 2017 and 2016.

3.        Cash and restricted cash

	June 30, 2017	December 31, 2016

Components of cash and restricted cash:
Cash	$26,775,145	$2,456,788
Restricted cash	115,050	115,050
	$26,890,195	$2,571,838

Restricted cash balance includes an amount of $86,300 (December 31, 2016 - $86,300) in connection with an irrevocable standby letter of credit in favor of Kitikmeot Inuit Association.

4.        Prepaid expenses and deposits

	June 30, 2017	December 31, 2016

Prepaid fuel and supplies for mineral property interests	$1,636,825	$-
Prepaid services related to mineral property interests	1,383,905	7,822
Other prepaid expenses and deposits	385,002	311,661
	$3,405,732	$319,483

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Auryn Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2017 and 2016

5.       Mineral property interests

(a)	Nunavut exploration projects

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes more than 380,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill Province of Nunavut.

The Committee Bay project is subject to a 1% Net Smelter Royalty (“NSR”) on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000,000 for each one-third (0.5%) of the NSR.

Gibsons MacQuoid

During the six months ended June 30, 2017, the Company acquired prospecting permits along the Gibsons MacQuoid greenstone belt in Nunavut, Canada. The permits are located between the Meliadine deposit and Meadowbank mine and cover approximately 120 km of strike length of the prospective greenstone belt and total 329,000 hectares collectively.

(b) Homestake Ridge

The Company, through its wholly owned subsidiary Homestake, owns a 100% interest in the Homestake Ridge project, located in the Kitsault Mineral district in north western British Columbia, subject to various royalty interests held by third parties. The project is being explored as a potential high-grade underground mining operation.

(c) Peruvian exploration projects

Huilacollo

On June 2, 2016, the Company acquired the rights to the Huilacollo epithermal property in the Tacna province of southern Peru, which is comprised of 2,000 hectares of intense hydrothermal alteration. The rights were acquired through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest, subject to a buyable 1.5% NSR, through a combination of work expenditures and cash payments as outlined in the table below.

Due Dates	Property Payments	Work Expenditures
Effective Date (May 11, 2016)	US$250,000	US$-
May 11, 2018	500,000	2,000,000
May 11, 2019	-	3,000,000
May 11, 2020	250,000	-
May 11, 2021	250,000	2,000,000
May 11, 2022	7,500,000	-
Total	US$ 8,750,000	US$ 7,000,000

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Auryn Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2017 and 2016

5.       Mineral property interests (continued)

(c) Peruvian exploration projects (continued)

Sombrero

On June 28, 2016, the Company entered into an option agreement (the “Sombrero Option”) with Alturas Minerals Corp (“Alturas”) to acquire an 80% or 100% interest in the Sombrero copper-gold property located in southern Peru. In order to exercise the Sombrero Option and acquire an 80% interest in the project, the Company must incur US$2,100,000 in work expenditures within a five-year period and make cash payments totalling US$200,000. Upon the Company’s completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a customary 80:20 Joint Venture. For a period of one year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Company shall have a right to acquire the remaining 20% for US$5,000,000.

Baños del Indio

On September 26, 2016, the Company announced it had entered into an option agreement (the “Baños Option”) with a local Peruvian company, Exploandes S.A.C to earn a 100% interest in the Baños del Indio gold project located in the Tacna province of southern Peru, just 10 km to the north of the Company’s Huilacollo project.

Under the Baños Option, the Company may acquire a 100% interest, subject to a 3.0% NSR (50% being buyable for US$6,000,000), through a combination of work expenditures and cash payments as detailed in the table below.

Due Dates	Property Payments	Work Expenditures
Effective Date (September 22, 2016)	US$100,000	US$-
September 22, 2017	100,000	200,000
September 22, 2018	100,000	250,000
September 22, 2019	200,000	1,000,000
September 22, 2020	150,000	2,000,000
September 22, 2021	2,500,000	-
Total	US$ 3,150,000	US$ 3,450,000

The Company holds its interests in the Banos el Indio and Huilacollo through Corisur Peru SAC. These projects are located within a special economic zone situated within 50km of the Peruvian boarder. As a non-resident company, the Company’s right to ultimately exploit these licenses or register its interests require approval from the Peruvian government in the form of a Supreme Decree. The Company is in the process of submitting its applications with respect the approval and anticipates receiving the approval prior to excising it rights under the option agreements.

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Auryn Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2017 and 2016

5.       Mineral property interests (continued)

(d) Costs capitalized as mineral property interests:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Balance as at December 31, 2015	$24,354,267	-	$749,092	$25,103,359
Acquisition costs
Additions:
Acquisition of Homestake	-	16,060,125	-	16,060,125
Other acquisition costs	39,106	60,000	1,145,479	1,244,585
Exploration and evaluation costs
Additions:
Drilling and sampling	2,660,672	-	43,405	2,704,077
Environmental & community	252,928	-	76,863	329,791
Geophysics and targeting	667,529	-	13,907	681,436
Logistics, fuel & aircraft	4,525,601	17,732	83,423	4,626,756
Project support costs	2,762,856	16,546	307,674	3,087,076
Wages and consultants	2,795,806	21,773	535,831	3,353,410
Change in site reclamation asset	621,272	-	-	621,272
Share-based compensation	785,823	25,151	160,411	971,385
Total additions for the year	15,111,593	16,201,327	2,366,993	33,679,913
Currency translation adjustment	-	-	32,006	32,006
Balance as at December 31, 2016	39,465,860	16,201,327	3,148,091	58,815,278
Acquisition costs
Additions:
Acquisition costs	160,135	-	462,944	623,079
Exploration and evaluation costs
Additions:
Drilling and sampling	1,478,019	6,777	56,852	1,541,648
Environmental & community	132,687	53,081	644,367	830,135
Geophysics and targeting	130,750	-	26,664	157,414
Logistics, fuel & aircraft	4,521,044	90,717	109,387	4,721,148
Project support costs	508,001	82,475	351,745	942,221
Wages and consultants	1,911,419	462,346	641,744	3,015,509
Change in site reclamation asset	28,809	-	-	28,809
Share-based compensation	272,096	113,838	194,393	580,327
Total additions for the period	9,142,960	809,234	2,488,097	12,440,290
Currency translation adjustment	-	-	(118,975)	(118,975)
Balance as at June 30, 2017	$48,608,820	$17,010,561	$5,517,212	$71,136,593

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Auryn Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2017 and 2016

6.       Flow-through share premium liability

On January 24, 2017, the Company completed a brokered equity offering for gross proceeds of approximately $41,172,311 through the issuance of 4,590,818 flow-through shares at a price of $5.01 per flow-through share and 4,951,584 common shares at a price of $3.67 per common share (note 7(b)). The flow-through shares were issued at a premium of $1.34 per flow-through share, calculated as the difference between the price of a flow-through share and the price of a common share, as tax deductions generated by the eligible expenditures will be passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced. The total flow-through share premium liability related to the 4,590,818 flow-through shares issued is $6,151,696 (December 31, 2016 - $nil) and represents the Company’s obligation to spend the $22,999,998 on eligible expenditures which the Company expects to complete during the year ending December 31, 2017. As of June 30, 2017, $9,377,315 of eligible expenditures has been incurred and the liability has been amortized accordingly as shown below:

Balance, December 31, 2016	$-
Flow-through share premium liability at issuance	6,151,696
Amortization of flow-through share premium	(2,508,104)
Balance, June 30, 2017	$3,643,592

7.       Share capital

(a)      Authorized

Unlimited common shares without par value.

(b)       Share issuances

Six months ended June 30, 2017:

i.	On January 24, 2017, the Company closed a brokered equity offering for gross proceeds of $41,172,311 (the “Offering”). Under the terms of the Offering, the Company issued an aggregate of 4,590,818 flow-through shares at a price of $5.01 per flow-through share and 4,951,584 common shares at a price of $3.67 per common share. Share issue costs related to the Offering totaled $2,261,152, which included $2,021,574 in commissions, and $239,578 in other issuance costs. The gross proceeds from the Offering were also offset by $6,151,696, an amount related to the flow-through share premium liability, which was partially amortized at June 30, 2017 as flow through funds are being spent on Canadian exploration and evaluation expenditures (note 5 and note 6). A reconciliation of the impact of the Offering on share capital is as follows:

	Number of common shares	Impact on share capital

Common shares issued at $3.67 per share	4,951,584	$18,172,313
Flow-through shares issued at $5.01 per share	4,590,818	22,999,998
Cash share issue costs	-	(2,261,152)
Proceeds net of share issue costs	9,542,402	38,911,159
Flow-through share premium liability	-	(6,151,696)
	9,542,402	$32,759,463

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Auryn Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2017 and 2016

7.       Share capital (continued)

(b)       Share issuances (continued)

Six months ended June 30, 2017 (continued):

ii.	During the six months ended June 30, 2017, 163,000 shares were issued as a result of stock options being exercised with a weighted average exercise price of $1.90 for gross proceeds of $309,150. Attributed to these stock options, fair value of $191,949 was transferred from the equity reserves and recorded against share capital.

iii.	During the six months ended June 30, 2017, 371,114 shares were issued as a result of share purchase warrants being exercised with a weighted average exercise price of $1.49 for gross proceeds of $553,448. Attributed to these share purchase warrants, fair value of $375,695 was transferred from the equity reserves and recorded against share capital.

Six months ended June 30, 2016:

iv.	On May 4, 2016, the Company closed a bought deal financing for gross proceeds of $14,944,803 (the “2016 Offering”). Under the terms of the 2016 Offering, a syndicate of underwriters led by Beacon Securities Limited (the “Underwriters”) agreed to purchase, on a bought deal basis pursuant to the filing of a short form prospectus, an aggregate of 4,732,700 flow-through shares at a price of $1.89 per flow-through share and 4,285,714 common shares at a price of $1.40 per common share. Share issue costs related to the 2016 Offering totaled $1,773,074, which included $896,688 in commissions, the fair value of $487,563 related to 541,104 share purchase warrants issued to the underwriters and $388,823 in other issuance costs. The gross proceeds from the 2016 Offering were also offset by $2,319,023, which relates to the flow-through share premium liability, fully amortized at December 31, 2016. A reconciliation of the impact of the 2016 Offering on the common shares is as follows:

	Number of common shares	Dollar impact on share capital
Common shares issued at $1.40 per share	4,285,714	$6,000,000
Flow-through shares issued at $1.89 per share	4,732,700	8,944,803
Cash share issue costs		(1,285,511)
Fair value of warrants issued (note 8(b))		(487,563)
Flow-through share premium liability		(2,319,023)
	9,018,414	$10,852,706

v.	During the six months ended June 30, 2016, 398,750 shares were issued as a result of stock options being exercised with a weighted average exercise price of $0.62 for gross proceeds of $245,675. Attributed to these stock options, fair value of $223,084 was transferred from the equity reserves and recorded against share capital.

vi.	During the six months ended June 30, 2016, 272,738 shares were issued as a result of share purchase warrants being exercised with a weighted average exercise price of $1.57 for gross proceeds of $429,083. Attributed to these share purchase warrants, fair value of $191,184 was transferred from the equity reserves and recorded against share capital.

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Auryn Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2017 and 2016

8.       Share option and warrant reserve

(a)	Share-based payments

The Company maintains a Rolling Stock Option Plan providing for the issuance of stock options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant stock options from time to time to its directors, officers, employees and other service providers. The stock options vest as to 25% on the date of the grant and 12½% every three months thereafter for a total vesting period of 18 months.

The continuity of the number of stock options issued and outstanding is as follows:

	Number of stock options	Weighted average exercise price
Outstanding, December 31, 2015	2,940,000	$0.89
Granted	2,452,786	2.61
Exercised	(577,878)	0.90
Expired / forfeited	(61,908)	1.50
Outstanding, December 31, 2016	4,753,000	$1.77
Granted	530,000	3.19
Exercised	(163,000)	1.90
Forfeited	(20,000)	2.63
Outstanding, June 30, 2017	5,100,000	$1.91

As at June 30, 2017, the number of stock options outstanding and exercisable was:

	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Feb 17, 2019	1,150,000	$0.51	1.64	1,150,000	$0.51	1.64
Aug 17, 2020	1,170,000	1.30	3.13	1,170,000	1.30	3.13
Jun 21, 2021	2,250,000	2.63	3.98	1,681,250	2.63	3.98
Jan 10, 2022	440,000	3.22	4.53	165,000	3.22	4.53
May 5, 2022	90,000	3.04	4.85	22,500	3.04	4.85
	5,100,000	$1.90	3.32	4,188,750	$1.70	3.12

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees and others providing similar services. During the three and six months ended June 30, 2017, an amount of $314,525 and $786,765 (three and six months ended June 30, 2016 – $838,999 and $980,328 respectively) was expensed as share-based compensation, of which $2,212 and $15,152 for the three and six months ended June 30, 2017 respectively (three and six months ended June 30, 2016 - $nil for both periods) was included in project investigation cost in the consolidated statements of comprehensive loss. The Company also capitalized share- based compensation within mineral interests in the amount of $168,292 and $580,327 for the three and six-month period ended June 30, 2017 (three and six months ended June 30, 2016 - $444,246 and $478,549 respectively).

During the three and six months ended June 30, 2017, the Company granted 90,000 and 530,000 respectively share-based options to directors, officers, employees and others providing similar services. The weighted average fair value per option of these share-based options was calculated as $2.05 and $1.83 respectively using the Black-Scholes option valuation model at the grant date.

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Auryn Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2017 and 2016

8.       Share option and warrant reserve (continued)

(a)	Share-based payments (continued)

During the three and six months ended June 30, 2016, the Company granted 2,355,000 share-based options for both periods with the weighted average fair value per option of $1.52 calculated using the Black-Scholes option valuation model at the grant date.

The fair value of the share-based options granted during the three and six months ended June 30, 2017 were estimated using the Black-Scholes option valuation model with the following assumptions on a weighted average basis:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Risk-free interest rate	0.87%	0.66%	0.94%	0.66%
Expected dividend yield	nil	nil	nil	nil
Stock price volatility	76%	98%	77%	98%
Expected life in years	4.35	4.00	4.34	4.00

The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options.

(b) Share purchase warrants

As at June 30, 2017, the share purchase warrants outstanding are as follows:

Expiry date	Number of warrants	Exercise price
August 5, 2017	92,115	$0.85
August 14, 2017	67,645	0.85
September 16, 2017	1,457,500	1.70
May 4, 2018	30,503	1.40
	1,647,763	$1.61

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Auryn Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2017 and 2016

9.       Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a)	Related parties

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Universal Mineral Services Ltd. [1]
Included in the statement of operations:
Wages and benefits	$177,871	$71,094	$294,600	$147,961
Legal and professional fees	354	-	354	702
Office, rent and administration	109,591	101,351	221,488	202,356
Regulatory, transfer agent and shareholder information	777	5,745	2,700	5,745
Travel, marketing and investor relations	2,521	722	2,521	9,216
Project investigation costs	4,985	-	10,336	-
Capitalized to mineral property interests:
Committee Bay	198,027	6,580	298,954	6,580
Homestake	111,223	-	196,042	-
Peru	31,399	-	54,571	-
Total transactions for the period	$636,748	$185,492	$1,081,566	$372,560

1.	Universal Mineral Services Ltd., (“UMS”) is a private company with directors and officers in common that, pursuant to an agreement dated March 30, 2012 and as amended on December 30, 2015, provides office space and geological and administrative services to the Company on a cost recovery basis.

The outstanding balance owing at June 30, 2017 to UMS was $184,081 (December 31, 2016 – $132,988). In addition, the Company had $150,00 on deposit with UMS as at June 30, 2017 (December 31, 2016 - $31,000).

(b) Compensation of key management personnel

During the period, compensation to key management personnel was as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Short-term benefits	$718,232	$221,440	$977,363	$437,577
Share-based payments	178,807	546,795	542,013	658,623
	$897,039	$768,235	$1,519,376	$1,096,200

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Auryn Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2017 and 2016

10.	Supplemental cash flow information

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Net working capital change included in mineral property interests	$63,427	$1,064,400	$(501,193)	$986,582
Deferred acquisition costs capitalized in mineral properties (note 5)	-	-	160,135	-
Depreciation capitalized in mineral property interests	59,699	55,024	117,008	101,474
Share-based compensation included in mineral property interests	168,292	444,246	580,327	478,549

11.	Segmented information

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral resource properties.

Geographic segmentation of non-current assets is as follows:

June 30, 2017	Canada	Peru	Total

Restricted cash	$115,050	$-	$115,050
Equipment, net	1,736,677	72,195	1,808,872
Mineral property interests	67,560,391	3,576,202	71,136,593
	$69,412,118	$3,648,397	$73,060,515

December 31, 2016	Canada	Peru	Total

Restricted cash	$115,050	$-	$115,050
Equipment, net	1,758,179	28,190	1,786,369
Mineral property interests	55,667,187	3,148,091	58,815,278
	$57,540,416	$3,176,281	$60,716,697

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Auryn Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2017 and 2016

12.	Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the period by the weighted average number of ordinary shares outstanding during the period.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Loss attributable to ordinary shareholders	$384,776	$1,020,627	$1,197,823	$2,136,978
Weighted average number of common shares	76,706,380	54,822,424	75,364,796	51,921,016
Basic and diluted loss per share	$0.01	$0.02	$0.02	$0.04

All of the outstanding share-purchase options and share purchase warrants at June 30, 2017 and 2016 were anti-dilutive as the Company was in a loss position for the three and six months ended June 30, 2017 and 2016.

13.       Financial instruments

The Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The following summarizes fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

As at June 30, 2017 and December 31, 2016, the only financial instruments measured at fair value were the Company’s marketable securities, which were classified under level 1 of the fair value hierarchy.

No transfers occurred between the levels during the three and six months ended June 30, 2017 and year ended December 31, 2016.

The Company’s financial instruments are exposed to credit risk, liquidity risk, and market risks, which include currency risk and interest rate risk.

(a) Credit risk

Credit risk is the risk that a third party fails to discharge its obligations under the terms of the financial contract and causes a financial loss for the Company. The Company’s credit risk is attributable to its cash, amounts receivable, and deposits. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalent balances in highly rated Canadian financial institutions. The Company considers the risk of loss associated with cash and cash equivalents to be low.

The Company also has credit risk exposure in relation to its receivables from goods and service tax (“GST”) from the Canadian government. Management is confident that their carrying values are recoverable in full and this risk is minimal.

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Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2017 and 2016

13.       Financial instruments (continued)

(b)       Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within twelve months of the statement of financial position date.

(c) Other price risk

Other price risk is the risk arising from the effect of changes in market conditions on the Company’s marketable investments.

A 1% increase or decrease in the share prices of marketable securities would not result in a material increase or decrease in the Company’s net loss for the six months ended June 30, 2017.

(d) Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

(i)	Foreign currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). As at June 30, 2017 and December 31, 2016 the Company’s foreign currency exposure related to its financial asset and financial liabilities held in US dollars:

	June 30, 2017	December 31, 2016

Financial assets denominated in foreign currencies	$1,567,127	$35,874
Financial liabilities denominated in foreign currencies	(82,657)	(13,042)
Net exposure	$1,484,470	$22,832

A 1% increase or decrease in the foreign currency exchange rate between the US dollar and Canadian dollar would result in a $14,845 increase or decrease in the company’s net loss for the six months ended June 30, 2017.

(ii)	Interest rate risk

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments. The Company’s exposure to interest rate risks is limited to potential increases or decreases on the interest rate offered on cash and cash equivalents held at chartered Canadian financial institutions, which would result in higher or lower relative interest income. A 1% change in the annualized interest rate would not result in a material change in the Company’s interest income for the three and six months ended June 30, 2017.

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Auryn Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Three and six months ended June 30, 2017 and 2016

14.       Subsequent event

Subsequent to June 30, 2017, the Company has acquired the rights to the Tacora and Adamarca projects from private Peruvian owners. Under the terms of the Adamarca acquisition agreement, the Company will pay US$450,000 on signing of the Public Deed transferring the concession in favor of Corisur. The Adamarca concession is subject to 1.5% NSR, 50% (being 0.75%) of which is buyable for US$ 2,500,000. Under the terms of the Tacora acquisition agreement, the Company will pay US$ 200,000 on signing of the Public Deed transferring the concessions in favor of Corisur Peru S.A.C. The Tacora and Tacora Sur concessions are subject to 0.5% NSR, 50% (being 0.25%) of which is buyable for US$ 500,000.

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